SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ESG
UPDATE

*All COVID-19 prevention protocols were followed
in the organization of this event,
and that is why we have presentations recorded separately.*

*Presentations will be in Portuguese,
closed captioned in English and Portuguese
to reach a wider and more diverse audience.*

*Questions during Q&A session can be
done in Portuguese or in English.*

ESG COVERS A BROAD SET OF ISSUES

E — ENVIRONMENT

- WASTE
- GHG EMISSIONS
- AIR & WATER QUALITY
- WATER MANAGEMENT
- BIODIVERSITY & ANIMAL WELFARE
- LAND USE
- MATERIAL USE

S — SOCIAL

- PRODUCT & SERVICE SAFETY
- HEALTH & WELLNESS
- RESPONSIBLE DRINKING
- EMPLOYEE HEALTH & SAFETY
- FAIR JOBS & LABOR
- COMMUNITY RELATIONS
- DIVERSITY & INCLUSION

G — GOVERNANCE

- SUSTAINABLE SOURCING
- COMPETITIVE BEHAVIOR
- INDIRECT ECONOMIC IMPACTS
- TRANSPARENCY & RISK MANAGEMENT
- GOVERNANCE & ANTI-CORRUPTION
- TAX
- DIGITAL PRIVACY & SECURITY

G

GOVERNANCE

PROPER GOVERNANCE GUARANTEES THAT IT IS 'STORYDOING' MORE THAN STORY TELLING

- SUSTAINABLE SOURCING
- COMPETITIVE BEHAVIOR
- INDIRECT ECONOMIC IMPACTS
- TRANSPARENCY & RISK MANAGEMENT
- GOVERNANCE & ANTI-CORRUPTION
- TAX
- DIGITAL PRIVACY & SECURITY

NEW MEMBERS



CLAUDIA WOODS

CEO AT WEWORK LATAM, PARTNER AT SOFTBANK



FABIO BARBOSA

BOARD MEMBER OF ITAÚ-UNIBANCO, CBMM, NATURA, ENDEAVOR BRASIL, CLP AND UN FOUNDATION



LIA MATOS

CHIEF STRATEGY OFFICER AT STONE

WOB

UN WOMEN

ETHICS
COMMITTEE

CEO
JEAN JEREISSATI

CFO
LUCAS LIRA

CHIEF PEOPLE OFFICER
RICARDO MELO

CORPORATE AFFAIRS OFFICER
RICARDO G. MELO

CHIEF LEGAL & COMPLIANCE OFFICER
LETICIA KINA

DIGITAL PRIVACY

COMMITTEE

CHIEF LEGAL & COMPLIANCE OFFICER
LETICIA KINA

CTO
EDUARDO HORAI

AS WELL AS LEADERS OF LEGAL, COMPLIANCE AND TECHONOLOGY AREAS:

LEGAL
GUILHERME PARENTE

COMPLIANCE
ISABELLA DA MATA

TECHNOLOGY
THIAGO LECHUGA

ESG
COMMITTEE

CFO LUCAS LIRA	CORPORATE AFFAIRS OFFICER RICARDO G. MELO	CHIEF LEGAL & COMPLIANCE OFFICER LETICIA KINA	CHIEF PEOPLE OFFICER RICARDO MELO

CHIEF SUSTAINABILITY & PROCUREMENT OFFICER RODRIGO FIGUEIREDO	CHIEF INDUSTRIAL OFFICER MAURICIO SOUFEN	CORPORATE AFFAIRS VICE-PRESIDENT FOR BRAZIL CARLA CRIPPA

GRI Empowering Sustainable Decisions

(GRI – GLOBAL REPORTING INITIATIVE)

SUSTAINABILITY ACCOUNTING SASB STANDARDS BOARD

(SASB - SUSTAINABILITY ACCOUNTING STANDARDS BOARD)

TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

(TCFD - TASKFORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES)

E

ENVIRONMENT

ESG COVERS A BROAD SET OF ISSUES

- WASTE
- GHG EMISSIONS
- AIR & WATER QUALITY
- WATER MANAGEMENT
- BIODIVERSITY & ANIMAL WELFARE
- LAND USE
- MATERIAL USE

Water stewardship

100%

OF OUR **COMMUNITIES**

IN HIGH STRESS AREAS HAVE MEASURABLY IMPROVED WATER AVAILABILITY AND QUALITY

Smart Agriculture

100%

OF OUR **DIRECT FARMERS**

ARE SKILLED, CONNECTED AND FINANCIALLY EMPOWERED

Climate Action

100%

OF OUR **PURCHASED ELECTRICITY**

COMES FROM RENEWABLE SOURCES & 25% REDUCTION IN CARBON EMISSIONS ACROSS OUR VALUE CHAIN

Circular Packaging

100%

OF OUR **PRODUCTS**

WILL BE IN PACKAGING THAT IS RETURNABLE OR MADE FROM MAJORITY-RECYCLED CONTENT

Entrepreneurship

100%

OF OUR SMALL **ENTREPRENEURS**

EMPOWERED WITH THE TOOLS THEY NEED FOR THEIR DEVELOPMENT

Water stewardship

100%

OF OUR
COMMUNITIES

IN HIGH STRESS AREAS HAVE MEASURABLY IMPROVED WATER AVAILABILITY AND QUALITY

Smart Agriculture

100%

OF OUR
DIRECT FARMERS

ARE SKILLED, CONNECTED AND FINANCIALLY EMPOWERED

Climate Action

100%

OF OUR
PURCHASED ELECTRICITY

COMES FROM RENEWABLE SOURCES & 25% REDUCTION IN CARBON EMISSIONS ACROSS OUR VALUE

Circular Packaging

100%

OF OUR
PRODUCTS

WILL BE IN PACKAGING THAT IS RETURNABLE OR MADE FROM MAJORITY-RECYCLED CONTENT

Entrepreneurship

100%

OF OUR SMALL
ENTREPRENEURS

EMPOWERED WITH THE TOOLS THEY NEED FOR THEIR DEVELOPMENT


WATER
MANAGEMENT AT AMBEV
BEYOND OUR WALLS
INSIDE OUR WALLS
ACCESS TO WATER FOR COMMUNITIES
CONSUMPTION REDUCTION
WATER
SECURITY
RECOVERY AND PRESERVATION OF WATERSHEDS
WATER REUSE
QUALITY OF RIVERS MONITORING
TREATING 100% OF RESIDUES WITH HIGH EFFICIENCY

SO FAR...

OVER 55%

OF REDUCTION COMPARED TO THE PAST 18 YEARS

REDUCTION IN WATER CONSUMPTION
[HL WATER/HL BEER]


5.36
4.12
3.24
2.43
2002
2008
2014
2020

LESS THAN 2,5L OF WATER

USED TO PRODUCE 1 LITER OF BEER




WATER EFFICIENCY
TARGET FOR 2025
<2 L/L
FOR ALL BEER PLANTS IN
WATER STRESSED AREAS


WATERSHED & FORESTS
BACIAS
E FLORESTAS
ambev

Water stewardship

100%

OF OUR
COMMUNITIES

IN HIGH STRESS AREAS HAVE MEASURABLY IMPROVED WATER AVAILABILITY AND QUALITY

Smart Agriculture

100%

OF OUR
DIRECT FARMERS

ARE SKILLED, CONNECTED AND FINANCIALLY EMPOWERED

Climate Action

100%

OF OUR
PURCHASED ELECTRICITY

COMES FROM RENEWABLE SOURCES & 25% REDUCTION IN CARBON EMISSIONS ACROSS OUR VALUE

Circular Packaging

100%

OF OUR
PRODUCTS

WILL BE IN PACKAGING THAT IS RETURNABLE OR MADE FROM MAJORITY-RECYCLED CONTENT

Entrepreneurship

100%

OF OUR SMALL
ENTREPRENEURS

EMPOWERED WITH THE TOOLS THEY NEED FOR THEIR DEVELOPMENT

CIRCULAR PACKAGING
RETURNABLE BOTTLES



BRAZIL
38%

BOLIVIA
57%

ARGENTINA
64%

CIRCULAR PACKAGING

RECYCLED CONTENT

AMBEV

47% OF GLASS BOTTLES

33% OF PET BOTTLES

74% OF CANS


35
47
47
47
51
2015
2019
2020
2021
2022


10
28
33
32
50
2015
2019
2020
2021
2022


70
74
74
76
77
2015
2019
2020
2021
2022

aceleradora 100+

INNOVATION & PARTNERSHIPS



2019 — GREEN MINING



2019 — ManejeBem



2019



2019 — Deink Brasil



2019 — ORIGEM



2019 — RSUBRASIL


molécoola

2019 — molécoola


accelerator

2020 — MEREN CENÁ



2020 — growPack



2020 — AVOID



2020 — ZOOMAGRI



2020 — PLATAFORMA VERDE

R$10MM IN BUSINESSES IN 2 YEARS

\+ **INTERNAL & EXTERNAL ENGAGEMENT**

\+ **TECHNOLOGY & INNOVATION**

\+ **BETTER WORLD**

BRAZIL: WE WILL END PLASTIC POLLUTION OF OUR PACKAGING

PLASTIC



+ 12 pp
35.5%
23.6%
2019
2020
Reduce/ Eliminate
Reuse
Recycle
Biodegradable
Compensate



STRETCH GRAMMAGE REDUCTION BY 15%



BRAHMA

SHRINK GRAMMAGE REDUCTION BY 12,5%



SHRINK GRAMMAGE REDUCTION BY 6,5%



AGUA MINERAL NATURAL
ama

1st CANNED WATER IN BRAZIL

EXAMPLES



BIO V



LOCK N POP



PRECIOUS PLASTIC



PALLET COVER



SNAP PACK



GROWPACK



AVOID



KEEL CLIP



100% GUARANA

ECOSCORE

COMPARES PACKAGING, RATING BETWEEN 0-100 (THE LOWER, THE BETTER)

Best | | | | Worst



One Way
1L

Returnable
1L

KPIs

- Returnability
- Packaging weight/volume
- Recycled content
- Carbon emissions
- End of life
- Plastic pollution

- Primary packaging
- Secondary packaging
- Label
- Cap

BENEFITS

- More sustainable new products / Innovation, aligned with strategy
- Work on and improve existing packaging

INSTITUTO DE EMBALAGENS
Ensino & Pesquisa

BUREAU VERITAS

Water stewardship	Smart Agriculture	Climate Action	Circular Packaging	Entrepreneurship
100%	100%	100%	100%	100%
OF OUR **COMMUNITIES**	OF OUR **DIRECT FARMERS**	OF OUR **PURCHASED ELECTRICITY**	OF OUR **PRODUCTS**	OF OUR SMALL **ENTREPRENEURS**
IN HIGH STRESS AREAS HAVE MEASURABLY IMPROVED WATER AVAILABILITY AND QUALITY	ARE SKILLED, CONNECTED AND FINANCIALLY EMPOWERED	COMES FROM RENEWABLE SOURCES & 25% REDUCTION IN CARBON EMISSIONS ACROSS OUR VALUE CHAIN	WILL BE IN PACKAGING THAT IS RETURNABLE OR MADE FROM MAJORITY-RECYCLED CONTENT	EMPOWERED WITH THE TOOLS THEY NEED FOR THEIR DEVELOPMENT



CLIMATE ACTION
AMBEV CARBON FOOTPRINT
INDIRECT EMISSIONS
DIRECT EMISSIONS
SCOPE 1
DIRECT EMISSIONS GENERATED BY THE COMPANY IN ITS INDUSTRIAL ACTIVITY
SCOPE 2
EMISSIONS DERIVED FROM PURCHASED ENERGY AND CONSUMPTION
SCOPE 3
EMISSIONS DERIVED FROM PURCHASED ENERGY AND CONSUMPTION
SUPPLIERS (PACKAGING AND RAW MATERIALS)
FARMS
SCOPE 3
MATERIALS OWN TRANSPORT
SCOPE 3
SCOPE 2
BREWERIES
SCOPE 2
VERTICALS
SCOPE 2
SOFT DRINKS
SCOPE 1
1ST TIER LOGISTICS
SCOPE 3
DIRECT DISTRIBUTION CENTERS
WHOLESALERS
2ND TIER LOGISTICS
SCOPE 3
POINTS OF SALE (COOLERS)
SCOPE 3
3RD TIER LOGISTICS (OMNICHANNEL)
SCOPE 3
CONSUMERS

CARBON SCOPES 1 AND 2



951

224k
23%

- ZBS FOUNDATION
- EFFICIENCY PROGRAMS: E.G. "BOINAS VERDES"
- 8 NEW BIOMASS PLANTS (SC, TE, AG, CI, CS, MG, CE, EQ)

2003 - 2009



727

383k
40%

- 2 NEW GREENFIELDS WITH BIOMASS PLANTS (NS, UB)
- SHUTDOWN AND MODULATION POLITICS

2012 - 2014



344

- 1 NEW GREENFIELD WITH BIOMASS PLANTS (PG)
- FULL CONVERSION FROM BPF TO VEGETABLE OIL (CS, SC, CN, TE, CE, CI, EQ)
- E&F TOOLKIT ROLLOUT

2014 - 2020

63% REDUCTION

*unit kTon CO2

CARBON SCOPES 2 AND 3

RENEWABLE BREWERIES AND DIRECT DISTRIBUTION CENTERS (DDCs)

SAZ PLANTS

100% BUDWEISER IN BRAZIL - APRIL 2023 (HIRED)



35% + 45%
HIRED
UNDER NEOTIATION
BRAZIL
100%
CHILE (ACTIVE)
100%
(HYDROELECTRIC)
PARAGUAY/ URUGUAY
100%
(ACTIVE)
ARGENTINA
ACTIVE
HIRED
UNDER NEGOTIATION

DDCs

GO: 4 DDCs



340 kWp

RJ: 4 DDCs



800 kWp

GO: DDC Votorantim



50 kWp

SP: DDC Araçatuba



60 kWp

SUSTAINABILITY

-4.6k ton CO_2 per year

Equals -2.3k cars on the streets

or 32,850 trees planted per year

Enough energy for a town of 60k inhabitants

CARBON SCOPE 3

GREEN LOGISTICS

SHARED ROUTES


Frimesa
Camil
Nutrimental
JBS
J.Macêdo
eucatex

+EFFICIENT ROUTES



ELECTRIC TRUCKS




50%

OF OUR DEDICATED FLEET COMPOSED OF ELECTRIC VEHICLES BY 2025

215 EV TRUCKS BY 2021

100
Jul/21



15
Aug/21



100
Oct/21



CARBON SCOPE 3

CLEANER AND CHEAPER ENERGY FOR POCs

WE INVEST TO BRING CLEAN ENERGY TO OUR ECOSYSTEM



Muito além da cerveja: Ambev investe em startup de energia limpa

HOW IT WORKS

GENERATOR
Invests and constructs photovoltaic plants in many different regions across the contry

lemon
Connects the end user (POCs) to energy generators and secures discounts in energy bills of POCs

ambev
Leads clients (POCs) to Lemon and uses its brand

POCs
Sign contract with Lemon and receive **cleaner and cheaper energy,** without own investment

DISTRIBUTOR
Receives energy from solar plants and distributes it normally

BIG NUMBERS

~1,000
POCs already receiving renewable energy

~10,000
POCs expected to receive photovoltaic energy by the end of 2021

~10MWh
of electric energy from POCs migrated to photovoltaic energy by the end of 2021

~14MM R$
of annual savings for POCs, freeing investment capability to their businesses

SCOPES
1, 2 & 3

ACCELERATOR 100+

aceleradora sustentabilidade 100+

ELECTRIC FLEET



REVERSE LOGISTICS



PLASTIC COMMITMENT



ENERGY EFFICIENCY




CO_2
CARBON
360°

WATERSHEDS & FORESTS

REGENERATIVE AGRICULTURE



ECOLOGYCAL REFRIGERATORS



RENEWABLE ENERGY



SHARING BEST PRACTICES IN WATER AND ENERGY EFFICIENCY

saveh

ambev saveE

OUR COMMITMENTS

CDP
DRIVING SUSTAINABLE ECONOMIES

SASB
SUSTAINABILITY ACCOUNTING STANDARDS BOARD

GRI
Empowering Sustainable Decisions

TCFD
TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

COMMITMENT

NETZERO CARBON


S
SOCIAL

ESG COVERS A BROAD SET OF ISSUES

- PRODUCT & SERVICE SAFETY
- HEALTH & WELLNESS
- RESPONSIBLE DRINKING
- EMPLOYEE HEALTH & SAFETY
- FAIR JOBS & LABOR
- COMMUNITY RELATIONS
- DIVERSITY & INCLUSION

#TOGETHER AT A DISTANCE

3.3 MILLION
HAND SANITIZER
UNITS

100
HOSPITAL BEDS

3 MILLION
FACE SHIELD
MASKS

2.5 MILLION
BREADS

20 TON
TAPIOCA GUM

100 THOUSAND
SOAP BARS

1.4 MILLION
WATER LITERS


m'boi
mirim
HOSPITAL MUNICIPAL
DR MOYSES DEUTSCH
ORGANIZAÇÃO SOCIAL

M'BOI MIRIM
HOSPITAL

COVID-19 FIGHT

#TOGETHER AT A DISTANCE



THERMAL
BOXES


ambev

OXYGEN
CYLINDERS



OXYGEN
PLANT

COVID-19 FIGHT



ambev VOA

6 MILLION

PEOPLE IMPACTED


PEOPLE BENEFITED
BY AMA
1 MM
330
223
52
2019
2020
2021
2025
ÁGUA PARA VOCÊ, ÁGUA PARA TODOS
ambev
ama
água para todos
SEM GÁS
ambev ama

SMART
DRINKING

NO DRINKING BY UNDERAGED PEOPLE

NO DRINK AND DRIVING

MODERATED DRINKING


ambev
conheça seu consumo
receitas
novidades
nossas iniciativas
você sabia?

WEBSITE REGARDING SMART DRINKING

RESULTS

FATALITIES HISTORIC IN BRAZILIAN FEDERAL DISTRICT

579 LIVES SAVED



1ST DECADE OF ONU'S ROAD SAFETY
Brasília Vida Segura
2012 TO 2016 HISTORIC
-390 falatilites*
461
465
418
384
406
354
390
136
254
113
277
116
274
214
176
61%
REDUCTION IN FATALITIES
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Index
Fatalities/ 100k Hab.
17,9 17,3 15,4 13,9 14,5 12,4 13,5 8,7 9,3 9,1 5,8

*Source: DETRAN. Available at: http://www.detran.df.gov.br/dados-mensais/; IBGE. Available at: https://cidades.ibge.gov.br/brasil/df/panorama.

6 THOUSAND
IMPACTED PEOPLE


NOSSA
LEGÍTIMA
MAGNÍFICA
BERRIÓ
DO PIAUÍ
ESMERA
GOIÁS
600 ml

ADRIANA

BARBOSA





HELIO

SANTOS

ÍTALA

HERTA





LILIANE

ROCHA

1. REPLICATE THE **INTERNSHIP PROGRAM** FOR BLACK STUDENTS
2. 60 BLACK TRAINEES IN THE NEXT 3 YEARS
3. CREATE A SPECIFIC DEVELOPMENT PROGRAM TO ENABLE OUR BLACK EMPLOYEES TO ASSUME LEADERSHIP POSITIONS
4. ENSURE REPRESENTATION OF AFRO-DESCENDANTS IN INTERNAL TRAINING
5. HIRING 200 BLACKS FOR LEADERSHIP POSITIONS NEXT YEAR
6. QUARTERLY ACTIVATIONS WITH AFFINITY GROUPS
7. 100% OF LEADERS TRAINED ON ANTI-RACISM, UNCONSCIOUS BIAS, DIVERSITY AND INCLUSION THROUGHOUT THE YEAR
8. EVOLUTION OF THE ANNUAL CENSUS D&I QUESTION IN DIVERSE GROUPS
9. THIRD-PARTY ANTI-RACIST TRAINING
10. AT LEAST 200 NEW BLACK SUPPLIERS REGISTERED IN 2021 AND DOUBLE SPENDING ON BLACK SUPPLIERS IN 2022
11. DEFINE GOALS FOR BETTER D&I IN MARKETING AGENCIES
12. IMPLEMENT A PROGRAM AGAINST DOMESTIC VIOLENCE
13. 100 ENTREPRENEURS OR ORGANIZATIONS LED BY BLACKS MENTORED BY AMBEV OR PARTNERS ANNUALLY

1ST

FEMALE AFFINITY
GROUP

WEISS

Women Empowered Interested in Successful Synergies




STATISTICALLY
WE HAVE NO DIFFERENCE IN REMUNERATION
BETWEEN MEN AND WOMEN


INCLUSIVE ENVIRONMENT
MATERNITY RELATED POLICIES
MOBILITY
WORK ROUTINES FLEXIBILITY


COALIZÃO
EMPRESARIAL
PELO FIM DA
VIOLÊNCIA
CONTRA
MULHERES
E MENINAS